Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Financial Statements with
Supplementary Information
As of and for the Year Ended
December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14286

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One National Life Drive

(No. and Street)

Montpelier	VT	05604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Kucinskas   (802) 229-3332

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

101 Seaport Boulevard, Suite 500	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Kucinskas _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Services, Inc. _____, as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Eric ~Kucinskas~
Signature

Vice President, Treasurer & Financial Operations Principal
Title

Janice D. Ellis
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Index
As of and for the Year Ended December 31, 2019



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Equity Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Equity Services, Inc. (the "Company") as of December 31, 2019, and the related statements of comprehensive income, of changes in stockholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us



In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 24, 2020

We have served as the Company's auditor since at least 1993. We have not been able to determine the specific year we began serving as auditor of the Company.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statement of Financial Condition
As of December 31, 2019

		2019
Assets		
Cash and cash equivalents	$	6,702,455
Investment advisor fees receivable		3,450,885
Prepaid expenses and other assets		1,375,623
Other receivables		3,553,660
Income taxes recoverable from affiliate		80,883
Total assets	$	15,163,506
Liabilities		
Investment advisor fees payable	$	2,808,166
Accounts payable and accrued expenses		1,484,114
Due to affiliates		1,069,440
Commissions payable		2,145,335
Deferred tax liability		12,429
Unearned revenue		135,298
Total liabilities		7,654,782
Stockholder's Equity		
Common stock, $1 par value - 1,000,000 shares authorized; 197,008 shares issued and outstanding		197,008
Additional paid-in capital		50,902,358
Accumulated deficit		(43,590,642)
Accumulated other comprehensive income (loss)		—
Total stockholder's equity		7,508,724
Total liabilities and stockholder's equity	$	15,163,506

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statement of Comprehensive Income
For the Year Ended December 31, 2019

	2019
Revenues	
Commissions	$ 40,027,341
Investment advisor fees	17,632,114
Marketing support, revenue sharing and other revenue	5,097,280
Total revenues	62,756,735
Operating expenses	
Commissions	34,924,155
Investment advisor fees	15,513,771
Intercompany charges	3,091,490
General and administrative expenses	3,681,687
Salaries and benefits	6,649,551
Clearing agent fees	959,611
Marketing support charges	329,857
Total operating expenses	65,150,122
Loss before income taxes	(2,393,387)
Income tax benefit	483,268
Net loss	(1,910,119)
Other comprehensive income (loss)	
Unrealized gains (losses) on available-for sale securities	—
Total other comprehensive income (loss)	—
Comprehensive loss	$ (1,910,119)

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity
January 1, 2019 Stockholder's Equity	$ 197,008	$ 48,402,358	$ (41,680,523)	$ —	$ 6,918,843
Net loss	—	—	(1,910,119)	—	(1,910,119)
Other comprehensive income (loss)				—	—
Total comprehensive income (loss)					(1,910,119)
Capital contributions	—	2,500,000	—	—	2,500,000
December 31, 2019 Stockholder's Equity	$ 197,008	$ 50,902,358	$ (43,590,642)	$ —	$ 7,508,724

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2019

	2019
Cash flows from operating activities	
Net loss	$ (1,910,119)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:	
Depreciation	10,695
Deferred tax provision	12,429
Changes in assets and liabilities:	
Investment advisor fees receivable	297,239
Prepaid expenses and other assets	(752,737)
Other receivables	(151,740)
Due to/from affiliates	(161,282)
Income taxes recoverable from affiliate	172,482
Investment advisor fees payable	(199,054)
Accounts payable and accrued expenses	541,084
Commissions payable	182,617
Unearned revenue	(14,437)
Net cash used in operating activities	(1,972,823)
Cash flows from Investing activities	
Purchase of property and equipment	(53,475)
Net cash used in investing activities	(53,475)
Cash flows from financing activities	
Capital contributions	2,500,000
Net cash provided by financing activities	2,500,000
Cash and cash equivalents	
Net increase in cash and cash equivalents	473,702
Beginning of year	6,228,753
End of year	$ 6,702,455
Supplemental disclosure of cash flow information:	
Interest paid	$ 4,560
Net income taxes received	$ 668,179

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Notes to Financial Statements
As of and for the Year Ended December 31, 2019

Note 1 – Organization and Operations

Equity Services, Inc. ("ESI" or the "Company") is a registered broker-dealer and a wholly-owned subsidiary of NLV Financial Corporation ("NLVF"), which in turn is a wholly-owned subsidiary of National Life Holding Company ("NLHC"). NLHC and its subsidiaries, including the Company, are collectively known as the National Life Group. National Life Insurance Company ("NLIC") is a wholly-owned subsidiary of NLVF and an affiliate of ESI. ESI is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company earns commissions from the sale of mutual funds, direct placement programs, unit investment trusts, indexed annuity contracts, and variable insurance and annuity contracts.

The Company is also a registered investment advisor and provides investment advisory services under the name of ESI Financial Advisors ("EFA"), and its income and expenses are reported as part of the results of the Company.

Note 2 – Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("US GAAP"). Preparing financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results may differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of funds on deposit with various financial institutions.

Prepaid Expenses and Other Assets
Prepaid expenses consist primarily of annual registration renewal fees and software licenses paid in advance. Other assets include funds held on deposit that will be used to reimburse clients for the "Share Class Selection Disclosure Initiative" (see Note 10 - Commitments and Contingencies for further details) and the accrual for the month-end receivable from the Company's primary clearing house.

Other Receivables
Other receivables primarily include receivables for trail commissions, loan receivables made to certain registered representatives for their transition to the Company and accrued marketing support revenue from non-affiliated sponsors. Loans made to registered representatives for their transition to the Company are paid back by the representatives or amortized based on the representatives' individual sales and investment advisory production.

Property and Equipment
Property and equipment is reported at depreciated cost. Assets are depreciated over their useful life using the straight-line method of depreciation. The table below outlines the useful life for each asset class:

Asset Class	Years
Equipment	5
Internally developed software	5-10
Furniture	7

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Notes to Financial Statements
As of and for the Year Ended December 31, 2019

Note 2 – Significant Accounting Policies (continued)

Accounts Payable and Accrued Expenses
Payable balances related to expenses for obligations, or services rendered but not yet paid at the end of the reporting period, are primarily inclusive of: 1) software maintenance invoices; 2) accrued expenses related to the Company's annual conference which is held for top producing agents; 3) salary expenses; and 4) legal expenses.

Unearned Revenue
Unearned revenue primarily includes affiliation fees charged to ESI registered representatives. These affiliation fees were received in advance as of December 31, 2019 and are related to the subsequent fiscal year.

Revenue Recognition
Revenue related to commissions, investment advisor fees, marketing support, revenue sharing and other revenue are primarily included within the scope of Revenue from Contracts with Customers ("ASC 606"). See Note 4 - Revenue from Contracts with Customers for further discussion of revenue recognition.

All other revenue excluded from the scope of Revenue from Contracts with Customers is recognized as it is earned or realized.

Commission Expense
Commission expense represents a portion of the commission revenue (gross dealer concession) that is earned by branch office supervisors, general agents and registered representatives of record on each sale.

Investment Advisory Fee Expense
The investment advisory fee expense and respective payable balance represent the incurred expenses and accrued payable, respectively, paid or due to registered representatives on revenue earned from EFA sponsors.

Intercompany Charges
NLVF and its subsidiary, NLIC, provide the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are determined by the NLVF and NLIC expense sharing agreements and the allocation methodologies employed are applied uniformly across National Life Group and all of its affiliates, including the Company. See Note 9 - Related Party Transactions for further discussion of intercompany charges.

General and Administrative
General and administrative expenses represent costs to the Company incurred as a result of managing the Company. These costs include legal expenses, software maintenance and licenses, registration fees, amortization expense on loan receivable balances, depreciation, printing, postage, travel, outside consulting, and other miscellaneous expenses.

Salaries and Benefits
Salaries and employee benefits include ongoing compensation, associated payroll taxes, benefits and annual incentive compensation paid to employees.

Clearing Agent Fees
Clearing agent fees are primarily trade related clearing and execution fees, statement and confirmation mailing, maintenance fees, technology fees, associated postage and other fees the Company pays to National Financial Services, LLC. ("NFS"), the Company's clearing broker-dealer.

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Notes to Financial Statements
As of and for the Year Ended December 31, 2019

Note 2 – Significant Accounting Policies (continued)

Marketing Support Charges
The Company provides seminars and training opportunities for its registered representatives, which are expensed as incurred.

Income Taxes
The Company participates in the consolidated federal income tax return of NLHC. In accordance with the Company's tax sharing agreement with NLHC, the amount of income tax as determined on a consolidated return basis is allocated to each company based on its share of the total liability computed as if each company was filing a separate return. If applicable, the Company settles its income tax liability with NLHC periodically or is reimbursed by NLHC for any tax attributes utilized by the consolidated group. Accordingly, management believes it is more likely than not that the Company will realize the benefit of deferred tax assets, if any.

Fair Value
The carrying amounts of the following financial assets and financial liabilities are approximate fair values: receivables from parent, accounts payable and accrued liabilities.

Credit Risk
The Company maintains cash and cash equivalent accounts at financial institutions, which may be exposed to credit risk. The Company has not experienced any losses in these accounts to date due to credit risk.

Subsequent Events
The Company has evaluated events subsequent to December 31, 2019 and through the financial statement issuance date of February 24, 2020. The Company has not evaluated subsequent events after the issuance date for presentation in these financial statements.

Note 3 – Recent Accounting Pronouncements

<u>Adopted</u>

Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which requires lease assets and lease liabilities to be recognized on the balance sheet of the lessee, and key information about leasing arrangement to be disclosed. For entities that file financial statements with the Securities and Exchange Commission ("SEC"), the pronouncement is effective for fiscal years beginning after December 15, 2018. The Company adopted the new standard for the fiscal year ending December 31, 2019. The adoption of the new standard has not had a material impact on the accounting principles that were utilized by the Company.

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Notes to Financial Statements
As of and for the Year Ended December 31, 2019

Note 3 – Recent Accounting Pronouncements (continued)

<u>Not Yet Adopted</u>

Credit Losses
In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.* The guidance requires financial assets not reported at fair value to be presented at the amount expected to be collected, rather than only reporting losses probable of occurring. For entities that file financial statements with the SEC, the pronouncement is effective for fiscal years beginning after December 15, 2019. The Company has determined that upon adoption of the new standard, the revised guidance is not expected to have a material impact on the accounting principles that are currently utilized by the Company.

Note 4 – Revenue from Contracts with Customers

<u>Significant Judgement</u>

Revenue from contracts with customers primarily includes commission revenue, investment advisor fees, marketing support, revenue sharing, and affiliation fees. The recognition and measurement of revenue is based on the assessment of contract terms by revenue stream. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time and whether constraints on variable consideration should be applied due to uncertain future events.

<u>Commissions</u>

Point of Sale Commissions
The Company earns commissions from sales of mutual funds, unit investment trusts, variable annuities, indexed annuities, variable universal life policies, alternative investments, and other general securities. Commissions are recorded on a trade date basis. The Company's performance obligation is satisfied on the trade date when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

The Company typically receives payment at or near settlement for Point of Sale Commissions received directly from sponsors and the Company receives payment in the following month for securities transactions settled through the clearing broker. Most refunds of Point of Sale Commissions have historically been limited to variable annuity purchases that are still in the free-look period. Significant instances of a reversal of previously recognized Point of Sale Commissions due to refunds are remote. The receivable balances for Point of Sale Commissions earned but not yet received as of December 31, 2019 and January 1, 2019 were $142,922 and $95,240 respectively.

Service Fees
Sponsors of certain products may charge servicing fee revenue ("12b-1" fees or "trailing commissions") based on the net asset value ("NAV") of the underlying customer holdings of mutual funds, unit investment trusts, variable annuities, indexed annuities and alternative investments. The product sponsor charges these fees in association with the cost of distribution and servicing of assets of the accounts that are being managed. Where the Company is the broker-dealer of record on the account, the Company may receive a portion, or all, of these Service Fees from the related sponsor. The Company accounts for these fees as a single performance obligation because the Company is providing a series of distinct services that are substantially the same and

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Notes to Financial Statements
As of and for the Year Ended December 31, 2019

Note 4 – Revenue from Contracts with Customers (Continued)

have the same pattern of transfer. There is inherent uncertainty in estimating the amount of Service Fees ESI could earn on an account as the fees are dependent on the value of the accounts as well as the length of time the accounts remain open, both of which are highly susceptible to factors outside the Company's influence. Therefore, Service Fee revenue is deemed constrained until it is probable that a significant revenue reversal will not occur. As Service Fees are considered to have a single performance obligation, revenue is allocated to the period in which the services have been provided in an amount that depicts the consideration the Company expects to receive. The Company estimates the expected value of Service Fee revenue earned but not yet received based on the most recent information available, which includes, among others, frequency of payments and historical cash receipts.

The Company typically receives payment on either a monthly or quarterly basis for Service Fees received directly from sponsors and the Company receives payment in the following month for Service Fees paid by the clearing broker. Historically, the obligation for refunds or returns on Service Fees have been limited in nature. The receivable balances for Service Fees earned but not yet received as of December 31, 2019 and January 1, 2019 were $2,285,524 and $2,417,997, respectively.

Investment Advisor Fees

The Company receives Investment Advisor Fees from third-party asset managers for investment advisory and portfolio management services, as well as fees from individual customers for financial planning services provided by the Company's investment advisor representatives. These fees are based on a percentage of assets under management ("AUM") for applicable accounts and earned over time. The Company accounts for these fees as a single performance obligation because the Company is providing a series of distinct services that are substantially the same and have the same pattern of transfer. There is an inherent uncertainty in estimating the amount of Investment Advisor Fees revenue the Company could earn on these accounts as the fees are dependent on the value of the accounts as well as the length of time the accounts remain open, both of which are highly susceptible to factors outside the Company's influence. Therefore, Investment Advisor Fees revenue is deemed constrained until it is probable that a significant revenue reversal will not occur. As Investment Advisor Fees are considered to have a single performance obligation, revenue is allocated to the period in which the services have been provided in an amount that depicts the consideration the Company expects to receive. The Company estimates the expected value of Investment Advisor Fee revenue earned but not yet received based on the most recent information available, which includes, among others, frequency of payments and historical cash receipts.

For Investment Advisor Fees paid to the Company in advance of the performance obligation, the Company defers recognition of the Investment Advisor Fees until the performance obligation is satisfied. For Investment Advisor Fees paid in advance, the Company is obligated to return these fees if an investment advisor terminates their relationship with the Company and subsequently converts applicable account(s) to their new investment advisor firm prior to the satisfaction of the performance obligation. However, as Investment Advisor Fees paid in advance are recorded as unearned revenue until satisfaction of the performance obligation is complete, returns of these fees have not historically had a significant impact on the Company's recognition of revenue. For Investment Advisor Fees that the Company receives in arrears, the Company typically receives payment on either a monthly or quarterly basis. Historically, the obligation for refunds or returns on Investment Advisor Fees paid in arrears have been limited in nature. The receivable balances for Investment Advisor Fees earned but not yet received as of December 31, 2019 and January 1, 2019 were $3,119,079 and $3,434,140, respectively.

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Notes to Financial Statements
As of and for the Year Ended December 31, 2019

Note 4 – Revenue from Contracts with Customers (Continued)

Marketing Support, Revenue Sharing and Other Revenue from Customers

Fees from Sales
The Company has marketing support, revenue sharing and other arrangements with certain affiliated entities (NLIC and Life Insurance Company of the Southwest ("LSW")) and sponsors in which the Company receives fees based on sales of certain indexed annuities, variable annuities and mutual funds. The Company's performance obligation is satisfied on the trade date when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

The Company typically receives payment of these fees on a quarterly basis. Historically, the obligation for refunds or returns on Fees from Sales have been limited in nature. The receivable balances for Marketing support and other revenue from sales earned but not yet received as of December 31, 2019 and January 1, 2019 were $201,700 and $165,661, respectively.

Fees from Services
The Company has marketing support and other arrangements with certain sponsors and external parties in which the Company receives fees, earned over time, based on AUM or NAV, for applicable accounts. The Company accounts for these fees as a single performance obligation because the Company is providing a series of distinct services that are substantially the same and have the same pattern of transfer. There is an inherent uncertainty in estimating the amount of marketing support and other revenue the Company could earn on these accounts as the fees are dependent on the value of the accounts as well as the length of time the accounts remain open, both of which are highly susceptible to factors outside the Company's influence. Therefore, these Fees from Services are deemed constrained until it is probable that a significant revenue reversal will not occur. As Fees from Services are considered to have a single performance obligation, revenue is allocated to the period in which the services have been provided in an amount that depicts the consideration the Company expects to receive. The Company estimates the expected value of Fees from Services revenue earned but not yet received based on the most recent information available, which includes, among others, frequency of payments and historical cash receipts.

The Company typically receives payment of these fees on a quarterly basis. Historically, the obligation for refunds or returns on Fees from Services have been limited in nature. The receivable balances for Marketing support and other revenue from services earned but not yet received as of December 31, 2019 and January 1, 2019 were $585,827 and $559,048, respectively.

Affiliation Fees
The Company charges Affiliation Fees to registered representatives to cover back-office and administrative costs associated with their affiliation to the Company. The Company accounts for these fees as a single performance obligation because the services are interdependent and together they enable registered representatives to sell to their respective customers. Affiliation Fee revenue is earned over time as registered representatives simultaneously receive and consume the benefits provided.

Certain registered representatives choose to pay annual Affiliation Fees in advance of the applicable year and the Company records these payments within Unearned Revenue. For Affiliation Fees paid in advance, the Company is obligated to return these fees if a registered representative terminates their relationship with the Company prior to the satisfaction of the performance obligation. However, as Affiliation Fees paid in advance

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Notes to Financial Statements
As of and for the Year Ended December 31, 2019

Note 4 – Revenue from Contracts with Customers (Continued)

are recorded as unearned revenue until satisfaction of the performance obligation is complete, returns of these fees have not historically had a significant impact on the Company's recognition of revenue. For other registered representatives, Affiliation Fees are deducted from commission payments during the ordinary course of business. The Unearned Revenue balances as of December 31, 2019 and January 1, 2019 were $135,298 and $149,735, respectively.

<u>Disaggregated Revenue from Contracts with Customers</u>

The following table presents revenue by major source for the year ended December 31, 2019

	2019
Commission Revenue	$
Point of Sale Commissions	25,888,369
Service Fees	14,138,972
Total Commissions	40,027,341
Investment Advisor Fees	17,632,114
Marketing Support, Revenue Sharing & Other Revenue from Customers	
Fees from Sales	1,614,466
Fees from Services	2,493,779
Affiliation Fees	692,352
Total Marketing Support, Revenue Sharing & Other Revenue from Customers	4,800,597
Total Revenue from Contracts with Customers	$ 62,460,052

Note 5 – General and Administrative Expenses

For the year ended December 31, 2019, general and administrative expenses are comprised of the following:

	2019
Software Maintenance	$ 1,609,217
Recruiting, Training, Licensing & Registration	298,381
Printing, Postage & Supplies	188,870
Travel & Entertainment	185,762
Loan Amortization	242,292
Legal Expenses	939,005
Public Accounting Fees	76,312
Dues and Memberships	53,895
Consulting	53,850
Other	34,103
	$ 3,681,687

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Notes to Financial Statements
As of and for the Year Ended December 31, 2019

Note 6 – Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Act"), as amended, which requires minimum "net capital" of the greater of $100,000 or 6 2/3% of "aggregate indebtedness" subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. Refer to Supplemental Schedule I for the calculation of aggregate indebtedness and net capital. The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital and the ratio of aggregate indebtedness, which at December 31, 2019, are as follows:

	2019
Net capital	$ 3,903,732
Aggregate indebtedness	7,654,782
Net capital requirement	510,319
Excess net capital	$ 3,393,413
Percentage of aggregate indebtedness to net capital	196%

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Such activities are performed by the Company's clearing broker on a fully disclosed basis. Accordingly, the Company claims that the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2)(ii) of such rule and the Company has not included the schedules "Computation for Determination of Reserve Requirement under Rule 15c3-3" or "Information relating to Possession or Control Requirements under Rule 15c3-3."

Note 7 – Property and Equipment

Property and equipment owned by the Company as of December 31, 2019:

	2019
Property and equipment	$ 1,776,521
Accumulated depreciation	(1,733,741)
Net property and equipment	$ 42,780

Depreciation expense incurred for the year ended December 31, 2019 was $10,695.

Note 8 – Income Taxes

The Company participates in the consolidated federal income tax return of NLHC. The Company recognized a current federal income tax benefit of $515,143 for the year ended December 31, 2019. The Company also recorded a current state income tax expense of $19,446 for the year ended December 31, 2019. The components of current and deferred income tax are shown below:

	2019
Current	$ 495,697
Deferred	(12,429)
Total income tax benefit	$ 483,268

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Notes to Financial Statements
As of and for the Year Ended December 31, 2019

Note 8 – Income Taxes (Continued)

Income tax receivable from NLHC was $80,833 as of December 31, 2019. In 2019, total taxes are approximately 20% of the total computed using the statutory federal income tax rate of 21%. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2010 as well as for years 2014 and 2015. The Company net settled $672,914 of its income taxes recoverable from NLHC for the year ended December 31, 2019. In addition, the Company paid $4,735 in state taxes for the year ended December 31, 2019. There were no amounts accrued for unrecognized tax benefits or related interest and penalties as of December 31, 2019.

Note 9 – Related Party Transactions

It is possible that the terms of the transactions mentioned below are not the same as those that would result from transactions among unrelated parties.

Commissions and Revenue Sharing
The Company is the distributor of variable universal life products issued by NLIC and offers indexed annuity products issued by LSW. In connection with the distribution of these products, the Company records commission expense equivalent to 100% of commission revenue recognized. Commission revenue and expense recorded in accordance with the sale of NLIC variable universal life and LSW indexed annuity products was $4,429,264 for the year ended December 31, 2019. The Company recognized revenue sharing on the sale of NLIC and LSW products of $355,749 for the year ended December 31, 2019.

Allocated Expenses

NLIC provides the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are allocated based on the terms of the expense sharing agreements with NLIC and NLVF. The allocation methodologies employed are applied uniformly across National Life Group and are based on direct charges and other factors (e.g., square footage, number of employees, compensation levels, et. al.). Charges for costs allocated to the Company for the year ended December 31, 2019 were $3,091,490.

As of December 31, 2019, accounts payable to NLVF and affiliates related to expense sharing agreements were $1,069,440. The accounts payable balances related to NLVF and affiliates are settled in the normal course of business and are included in the Due to affiliates in the Statement of Financial Condition.

Capital Contributions

The Company has historically experienced losses from operations and has an accumulated deficit of $43,590,642 as of December 31, 2019. The Company has received sufficient equity contributions from its parent, NLVF, which enabled it to meet its contractual obligations as those obligations became due. For the year ended December 31, 2019, the Company received capital contributions from its parent, NLVF, in total of $2,500,000.

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Notes to Financial Statements
As of and for the Year Ended December 31, 2019

Note 10 – Commitments and Contingencies

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. As of December 31, 2019, the Company has no indication that it has not fulfilled its contractual obligations and has not recorded a liability with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and counterparties with which it conducts business.

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. These claims typically include legal theories that are common in lawsuits brought by retail investors, such as improper sales practices, unsuitability, breach of fiduciary duty and other claims related to the sale of investment products. The results of these matters cannot be predicted with certainty. The Company continues to vigorously defend its position related to these matters. However, it is uncertain whether there could be unfavorable outcomes that will result in a material adverse impact to the Company.

On February 12, 2018, the SEC announced the "Share Class Selection Disclosure Initiative" program (the "Program"). The Program was created to address instances of an investment advisor placing client funds into higher-fee mutual fund share classes when a lower-fee class was available but not properly disclosed to the client. Under the terms of the Program, the SEC would waive fines against advisory firms that voluntarily participate in the initiative and reimburse affected clients 12b-1 fees that were paid beginning January 1, 2014.

In certain instances, the Company received 12b-1 fees in its largest advisory platform, even where a cheaper share class was available. Accordingly, ESI elected to participate in the Program. As of December 31, 2019, the Company recorded, in aggregate, $587,588 of 12b-1 fees it expects to reimburse to its clients related to the Program.

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Supplemental Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

	2019
Computation of net capital	
Total ownership equity from Statement of Financial Condition	$ 7,508,724
Deduct ownership equity not allowable for net capital	—
Total ownership equity qualified for net capital	7,508,724
Deductions	
Receivables from non-customers, in excess of payable	2,498,104
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation	42,780
Other assets	1,050,120
Total non-allowable assets	3,591,004
Net capital before haircuts on securities position and other deductions	3,917,720
Haircut on securities	(13,988)
Other deductions	—
Net capital	$ 3,903,732
Computation of aggregate indebtedness	
Payable to non-customers	$ 5,088,799
Accounts payable, accrued liabilities, accrued expenses and other	2,565,983
Total aggregate indebtedness	$ 7,654,782
Computation of basic net capital requirement	
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 510,319
Excess net capital	$ 3,393,413
Net capital less 10% of aggregate indebtedness	$ 3,138,254
Percentage of aggregate indebtedness to net capital	196%

There were no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2019.

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Supplemental Schedule II
Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Such activities are performed by the Company's clearing broker on a fully disclosed basis. Accordingly, the Company claims that the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2)(ii) of such rule and the Company has not included the schedules "Computation for Determination of Reserve Requirement under Rule 15c3-3" or "Information relating to Possession or Control Requirements under Rule 15c3-3."